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                            August 11, 2023

       Jean-Pierre Sbraire
       Chief Financial Officer
       TotalEnergies SE
       2, place Jean Millier
       La Defense 6
       92400 Courbevoie
       France

                                                        Re: TotalEnergies SE
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated July
13, 2023
                                                            File No. 001-10888

       Dear Jean-Pierre Sbraire:

              We have reviewed your July 13, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 16, 2023 letter.

       Form 20-F for fiscal year ended December 31, 2022

       Item 5. Operating and Financial Review and Prospects, page 2

   1. Please address the following regarding certain of the information and sample disclosures you provided in
response to prior comment 1:

                                                              Provide us with
an example of the reconciliation tables you will present for Adjusted net operating
income, Adjusted net income, Capital employed used in Return on
                                                            Average Capital
Employed (ROACE) and Net debt used in Gearing.

                                                              Clarify for us
why you consider Adjusted EBITDA to be a valuable tool to measure
 Jean-Pierre Sbraire
TotalEnergies SE
August 11, 2023
Page 2
              and compare your profitability with utility companies. In this regard, we note you characterize your business as a global multi-energy company in
Section 1.1.1 of your
              Universal Registration Document 2022.

                Tell us your consideration of the following as non-GAAP measures and provide the disclosures required by Item 10(e) of Regulation S-K as
necessary:
                o  Payout, net investments, page 2
                o Organic investments, Net acquisitions, and Net investments, page 4
                o  Variable cost margin     Refining Europe, VCM, page 4

5.3 Business segment reporting, page 9

2. We have considered your response to prior comment 4 and specifically, your position that presentation of multiple financial measures at the segment level are not non-GAAP financial measures. Pursuant to the guidance in Question 104.01 and
104.03 of the Non-
         GAAP Financial Measures Compliance & Disclosure Interpretations, multiple measures of segment profit or loss not expressly permitted by IFRS 8 would be deemed as non-
         GAAP measures. Therefore, it does not appear that presentation of multiple financial measures at the segment level as presented comply with Item 10(e) of Regulation S-K and should be revised as necessary. Refer to comment 3 below for further information.
Financial Statements
Notes to the Consolidated Financial Statements
Note 3 Business segment information, page F-23

3. We have considered your response to prior comment 6 and specifically, your position that paragraphs 23 and 26 of IFRS 8 do not preclude disclosure of additional performance measures. However we note that paragraph 23 of IFRS 8 requires disclosure of a single measure of profit or loss for each reportable segment. Additional
measures of a segment   s
       profit or loss may be presented within Item 5 of the Form 20-F provided that the disclosures related to any additional measures comply with Item 10(e) of Regulation S-K.
       Further we note paragraph 26 of IFRS 8 does not contemplate presentation of information similar to that of a full income statement for segments. Presentation of non-GAAP
          adjusted full income statements    in the financial statement or in
the accompanying notes
       are prohibited under Item10(e)(1)(ii)(C) of Regulation S-K. Accordingly, please revise this Note 3 to disclose the single measure of segment profit or loss as determined in
FirstName LastNameJean-Pierre Sbraire
       accordance with paragraph 26 of IFRS 8 and provide the reconciliation as required by
Comapany    NameTotalEnergies
       paragraph   28(b) of IFRS SE8 or provide us with the specific accounting literature that
Augustsupports
        11, 2023your
                  Pageposition.
                        2
FirstName LastName
 Jean-Pierre Sbraire
FirstName  LastNameJean-Pierre Sbraire
TotalEnergies SE
Comapany
August 11, NameTotalEnergies
            2023             SE
August
Page 3 11, 2023 Page 3
FirstName LastName
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Raj Rajan,
Staff Accountant, at 202-551-3388 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation